UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

(Report No. 2)

Commission File Number 001-35715

JX Luxventure Group Inc.

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On January 13, 2025, Jin Xuan (Hainan) Holding Co., Ltd. (“JX Hainan”), a subsidiary of JX Luxventure Group Inc. (the “Company”), entered into and executed a 2025 Strategic Annual Cooperation Agreement (the “Agreement”) with Hainan Cross-border E-Commerce Association (“HCEA”). Pursuant to the terms of the Agreement, the Company anticipates that HCEA will sell US$20,000,000 worth of cross-borders products within one year. If HCEA meets this sales target pursuant to the terms of the Agreement, both parties will sign an additional supply and sales agreement. If HCEA fails to achieve the sales target, the Agreement will be terminated. An English translation of the Agreement is filed herewith as Exhibit 10.1.

On January 15, 2025, the Company issued a press release with respect to the Agreement, which is furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2025	JX Luxventure Group Inc.

	By:	/s/ Sun Lei
Sun Lei Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	2025 Strategic Annual Cooperation Agreement
99.1	Press Release

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